Exhibit 12.1

RH

Computation of Ratios of Earnings to Fixed Charges

	For the Three Months Ended	Fiscal Year
(Dollars in thousands)	May 5, 2018	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Income before income taxes	$36,566	$30,151	$8,554	$149,884	$148,175	$49,118
Fixed charges, excluding capitalized interest	22,011	91,138	69,974	59,421	43,675	31,549

Total earnings available for fixed charges	$58,577	$121,289	$78,528	$209,305	$191,850	$80,667

Fixed charges:
Interest and debt expense	$13,267	$53,974	$33,453	$27,222	$13,725	$5,551
Assumed interest element included in rent expense	9,424	39,810	38,441	34,167	31,358	26,790

Total fixed charges	$22,692	$93,784	$71,894	$61,389	$45,083	$32,341

Ratio of earnings to fixed charges	2.6	1.3	1.1	3.4	4.3	2.5

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